Exhibit (a)(1)

May 4, 2009

Dear Stockholder:

On March 25, 2009, The Hearst Corporation announced its intention to commence a tender offer for all of the outstanding shares of Hearst-Argyle Television’s Series A Common Stock not already owned by The Hearst Corporation.

Subsequently, the Board of Directors of Hearst-Argyle Television established a Special Committee, comprised of independent directors who are unaffiliated with The Hearst Corporation, to review, evaluate and make recommendations to Hearst-Argyle Television’s stockholders (other than The Hearst Corporation and its affiliates) with respect to the tender offer.

Today, Hearst Broadcasting, Inc., a wholly-owned subsidiary of The Hearst Corporation, commenced a tender offer to acquire all of the outstanding shares of Hearst-Argyle Television’s Series A Common Stock not already owned by Hearst Broadcasting at a price of $4.50 per share (the “Offer”). Further information about the Offer can be found in the Offer to Purchase and related documents that are being mailed to you together with the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

The Special Committee has determined that the Offer is fair to the stockholders of Hearst-Argyle Television, other than The Hearst Corporation and its affiliates. The Special Committee recommends, on behalf of Hearst-Argyle Television, that the stockholders of Hearst-Argyle Television ACCEPT the Offer and TENDER their shares of Series A Common Stock pursuant to the Offer.

The Special Committee has made its determination and recommendation based upon certain material factors that have been described in the enclosed Solicitation/Recommendation Statement. The enclosed Solicitation/Recommendation Statement was prepared on behalf of Hearst-Argyle Television and authorized by the Special Committee and was filed today with the Securities and Exchange Commission.

The Special Committee encourages you to review the enclosed Solicitation/Recommendation Statement in its entirety, because it contains important information, and to consult with your own tax and other advisors to determine the particular consequences to you of the Offer.

Thank you for your careful consideration of this matter.

Sincerely,
David Pulver and Caroline Williams
Members of the Special Committee